UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Aytu BioPharma, Inc. (f/k/a Aytu Bioscience, Inc.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

054754874
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

_______________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	054754874

1.	NAME OF REPORTING PERSONS
Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,342,378

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,342,378

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,342,378

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	054754874

1.	NAME OF REPORTING PERSONS
Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,342,378

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,342,378

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,342,378

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN, HC

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The name of the issuer is Aytu BioPharma, Inc. (f/k/a Aytu BioScience, Inc.) (the “Issuer”), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share ("Shares").

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On August 30, 2021, Steven Boyd resigned from the Board of Directors of the Issuer effective immediately.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The Shares reported to be beneficially owned by the Reporting Persons are based on 25,170,596 Shares outstanding as of May 10, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 17, 2021.

In addition to the Shares beneficially owned by the Reporting Persons, the Master Fund holds and the Reporting Persons beneficially own warrants to purchase an aggregate of 40,736 Shares that are not currently exercisable due to 4.99% beneficial ownership limitations applicable to the exercise of such warrants.

Further, the Master Fund holds 300,000 non-transferable contingent value rights ("CVRs") that were granted to the Master Fund as a former shareholder of Innovus Pharmaceuticals, Inc. ("Innovus") upon consummation of the merger between the Issuer and Innovus on February 14, 2020. The number of Shares receivable by the Master Fund pursuant to the CVRs is determined by the Issuer through the application of a formula based on the Issuer's achievement of certain revenue and profitability milestones.  Each CVR entitles its holder to receive its pro rata share, payable in cash or Shares, at the option of the Issuer, of certain payment amounts if the targets are met.  As the Master Fund does not have a right to acquire Shares through holding the CVRs until the satisfaction of material contingencies outside the control of the Master Fund and the Issuer has the option to make required payments in cash rather than Shares, the CVRs do not represent beneficial ownership of Shares for the Reporting Persons for Section 13(d) purposes.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund.  The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) There have been no transactions in the Shares by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

The information in Item 5 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd